Exhibit 99.1

PRESS RELEASE

Addex Therapeutics Delays Start of Dipraglurant Pivotal Study and

Reporting 2019 Full Year Audited Results

Geneva, Switzerland, March 18, 2020 — Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today that due to the impact of the COVID-19 coronavirus pandemic, the start of the registrational efficacy and safety study (Study 301) of dipraglurant to treat levodopa induced dyskinesia (PD-LID) in patients with Parkinson’s disease has been postponed. In addition, the company will delay reporting its full year 2019 audited financial results and associated investor conference call till April 8, 2020.

Addex has taken the decision to postpone the start of the dipraglurant study due to the fact that the intended patient population is among the highest risk category for severe illness and death associated with COVID-19. Public health authorities worldwide have recommended that people at high risk stay at home as much as possible, cancel all non-essential doctor’s appointments and avoid unnecessary exposure to people and public spaces.

“As the situation with COVID-19 has evolved, we have stayed in close communication with study sites, vendors and colleagues and learned of new institutional precautions being put in place for clinical research. Sites are temporarily suspending on-site visits for monitors, vendors, and all other non-patient visitors and several sites have cancelled all non-essential patient visits,” said Roger Mills, M.D., Chief Medical Officer of Addex Therapeutics. “Priority is now rightly being placed on how to manage regular care for patients in the light of the increasing COVID-19 containment requirements. We care about the well-being of all PD patients and do not wish to have them make the additional visits to doctors’ offices that are required in a clinical study, putting them at increased risk of contracting COVID-19.”

Addex will continue to work with its CRO and the study sites to continue preparations to start the study as soon as it is appropriate to do so.

About Addex Therapeutics

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional “orthosteric” small molecule or biological drugs. Addex’s allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is scheduled to enter a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID). In parallel, dipraglurant’s therapeutic use in dystonia is being investigated in preclinical models. Addex’s second clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM) is being developed in collaboration with Janssen Pharmaceuticals, Inc for the treatment of epilepsy. In addition, Addex’s GABAB PAM program has been licensed to Indivior PLC for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders.

Press Contacts:

Tim Dyer	Mike Sinclair
Chief Executive Officer	Partner, Halsin Partners
Telephone: +41 22 884 15 55	+44 (0)20 7318 2955
Email: PR@addextherapeutics.com	msinclair@halsin.com

Forward Looking Statements

Certain statements made in this announcement are forward-looking statements including with respect to the creation of a trading market for ADSs representing the Company’s shares in the United States. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions securityholders and prospective securityholders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.